July 1, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:	Tom Kluck
Celeste M. Murphy

Re:	Nuwellis, Inc.
Registration Statement on Form S-3/A
File No. 333-256797
Acceleration Request
	Requested Date:	July 2, 2021
	Requested Time:	9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuwellis, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3/A (File No. 333-256797) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence and Jessica M. Herron of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jessica M. Herron of Honigman LLP by telephone at (313) 465-7602.

Very truly yours,

/s/ Nestor Jaramillo, Jr.
Nestor Jaramillo, Jr.
President and Chief Executive Officer
Nuwellis, Inc.

cc:	Phillip D. Torrence
Jessica M. Herron
(Honigman LLP)